HIVE DIGITAL TECHNOLOGIES LTD.

(the "Company")

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

MARCH 5, 2026

REPORT OF VOTING RESULTS

Pursuant to section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the Annual General and Special Meeting of the Company, which was held on March 5, 2026 in Vancouver, British Columbia.

Each of the matters is described in greater detail in the Company's Management Information Circular dated January 16, 2026.

	Matter Voted Upon and Brief Description Thereof	Outcome of Vote
1.	Election of Directors	Election of Directors
	In respect of the election of the four director nominees proposed by management to hold office until the next annual meeting of the shareholders of the Company:	In respect of the election of the four director nominees
	Frank Holmes	Elected
	Susan McGee	Elected
	Marcus New	Elected
	Dave Perrill	Elected
2.	Appointment of Auditors	Approved
In respect of the re-appointment of Davidson & Company LLP, Chartered Professional Accountants, as the auditors of the Company until the close of the next annual meeting and authorizing the directors of the Company to fix their renumeration
3.	Re-Approval of Amended Stock Option Plan	Approved
In respect of the re-approval by ordinary resolution of the Company's incentive stock option plan, as amended, for the ensuing year
4.	Re-Approval of Amended Restricted Share Unit Plan	Approved
In respect of the re-approval by ordinary resolution of the Company's restricted share unit plan, as amended, for the ensuing year
5.	Approval of an Amendment to the Company's Articles to	Approved
In respect of the approval by ordinary resolution to amend the Company's Articles to change the quorum required for a meeting of shareholders to two (2) persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 33 1∕3% of the issued common shares entitled to be voted at the meeting.

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